STANDEX INTERNATIONAL CORPORATION

2018 OMNIBUS INCENTIVE PLAN

Table of Contents

STANDEX INTERNATIONAL CORPORATION

2018 OMNIBUS INCENTIVE PLAN

SECTION 1.   General Purpose of the Plan

The purpose of this Standex International Corporation 2018 Omnibus Incentive Plan (the "Plan") is to encourage and enable officers and employees of, and other persons providing services to, Standex International Corporation (the "Company") and its Affiliates to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

If this Plan is approved by shareholders, then thereafter no grants shall be made under the Standex International Corporation 2008 Long-Term Incentive Plan ("2008 Plan").

SECTION 2.   Definitions

The following terms shall be defined as set forth below:

"2008 Plan" has the meaning set forth in Section 1 above.

"Affiliate" means a parent corporation, if any, and each subsidiary corporation of the Company, as those terms are defined in Section 424 of the Code.

"Award" or "Awards", except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Statutory Stock Options, Restricted Stock Awards, Restricted Stock Unit Awards, Unrestricted Stock Awards, Performance Cash Awards, and Stock Appreciation Rights, in each case subject to the terms of the Plan.

"Award Agreement" means a written or electronic agreement entered into by the Company and a Participant, or a written or electronic statement issued by the Company to a Participant, which in either case contains (either expressly or by reference to this Plan or any subplan created hereunder) the terms and provisions applicable to an Award granted under the Plan, including any amendment or modification thereof. The Committee may provide for the use of electronic, Internet or other non-paper Award Agreements, and the use of electronic, Internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

"Board" means the Board of Directors of the Company.

"Cause" shall mean, what the term is expressly defined to mean in a then-effective written agreement (including an Award Agreement) between a Participant and the Company or any Affiliate or in any Company severance policy to which a Participant is subject, or in the absence of any such agreement, policy or definition means, in the judgment of the Committee (i) a material breach by the Participant of any agreement to which the Participant and the Company (or any such Affiliate) are parties, (ii) any act (other than Retirement) or omission to act by the Participant that may have a material and adverse effect on the business of the Company, such Affiliate or any other Affiliate or on the Participant's ability to perform services for the Company or any such Affiliate, including, without limitation, the commission of any crime (other than an ordinary traffic violation), or (iii) any material misconduct or material neglect of duties by the Participant in connection with the business or affairs of the Company or any such Affiliate.

"Change of Control" shall mean the occurrence of any one of the following events:

(a) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) becomes, after the Effective Date of this Plan, a "beneficial owner" (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; or

(b) the consummation of (A) a merger or consolidation of the Company with any other corporation or other entity, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than eighty percent (80%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinafter defined) acquires more than 50% of the combined voting power of the Company's then outstanding securities, or (B) the sale or disposition by the Company of all or substantially all of the Company's assets; or

(c) the stockholders of the Company approve a plan of complete liquidation of the Company; or

(d) individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to Effective Date, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the 1934 Act) shall be, for purposes of this Section, considered a member of the Incumbent Board.

Notwithstanding the foregoing, solely for purposes of an Award subject to Section 409A of the Code, if the Award provides for a change in the time or form of payment upon a Change in Control or provides for the payment of the Award upon a Change in Control, then no Change in Control shall be deemed to have occurred upon an event described immediately above unless the event would also constitute a permissible payment event under Code Section 409A and treasury regulation 1.409A-3(i)(5). For avoidance of doubt, this paragraph shall not apply for purposes of determining whether an Award, in whole or in part, has vested and become nonforfeitable upon or in connection with an event or events described in paragraphs (a) through (d) above.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"Committee" shall have the meaning set forth in Section 3.

"Disability" means disability as set forth in Section 22(e)(3) of the Code.

"Effective Date" means the date on which the Plan is approved by shareholders of the Company as set forth in Section 18.

"Eligible Person" shall have the meaning set forth in Section 5.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" on any given date means the closing price per share of the Stock on such date as reported by the New York Stock Exchange ("NYSE") or such other registered national securities exchange on which the Stock is listed; provided, that, if there is no trading on such date, Fair Market Value shall be deemed to be the closing price per share on the last preceding date on which the Stock was traded. If the Stock is not listed on any registered national securities exchange, the Fair Market Value of the Stock shall be determined in good faith by the Committee.

"Incentive Stock Option" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Non-Employee Director" means any director who: (i) is not currently an officer of the Company or an Affiliate, or otherwise currently employed by the Company or an Affiliate, (ii) does not receive compensation, either directly or indirectly, from the Company or an Affiliate, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Rule 404(a) of Regulation S-K promulgated by the SEC, (iii) does not possess an interest in any other transaction for which disclosure would be required pursuant to Rule 404(a) of Regulation S-K, (iv) is not engaged in a business relationship for which disclosure would be required pursuant to Rule 404(b) of Regulation S-K, and (v) is an "independent director" as defined in the Listed Company Manual of the NYSE or the applicable rules of such other registered national securities exchange on which the Stock is listed.

"Non-Statutory Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option" or "Stock Option" means an Award granted pursuant to Section 6, as described therein.

"Outside Director" means any director who (i) is not an employee of the Company or of any "affiliated group," as such term is defined in Section 1504(a) of the Code, which includes the Company (an "Affiliated Group Member"), (ii) is not a former employee of the Company or any Affiliated Group Member who is receiving compensation for prior services (other than benefits under a tax-qualified retirement plan) during the Company's or any Affiliated Group Member's taxable year, (iii) has not been an officer of the Company or any Affiliated Group Member, (iv) does not receive remuneration from the Company or any Affiliated Group Member, either directly or indirectly, in any capacity other than as a director, and (v) otherwise meets the standards for an "independent director" as set forth in applicable New York Stock Exchange listed company standards.

"Participant" means any Eligible Person who has been granted and holds an outstanding Award.

"Performance Cash Award" means an Award granted pursuant to Section 9, as described therein.

"Restricted Stock Award" means an Award granted pursuant to Section 7, as described therein.

"Restricted Stock Unit Award" means an Award granted pursuant to Section 7, as described therein.

"Retirement" means termination of employment or service on or after the date the Participant has either attained age fifty-five (55), provided that the Participant has had at least 10 years of employment or service with the Company or an Affiliate, or age sixty-five (65).

"SEC" means the Securities and Exchange Commission or any successor authority.

"Stock" means the common stock, $1.50 par value per share, of the Company, subject to adjustments pursuant to Section 4.

"Stock Appreciation Right or SAR" means an Award granted pursuant to Section 10.

"Substitute Award" means an Award granted pursuant to Section 4(f).

"Third-Party Service Provider" means any consultant, agent, advisor or independent contractor who renders bona fide services to the Company or an Affiliate that (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction, (b) do not directly or indirectly promote or maintain a market for the Company's securities, and (c) are provided by a natural person who has contracted directly with the Company or an Affiliate to render such services.

"Unrestricted Stock Award" means Awards granted pursuant to Section 8.

SECTION 3. Administration of Plan; Committee Authority to Select Participants and Determine Awards.

(a) *Committee*. It is intended that the Plan shall be administered by the Compensation Committee of the Board (the "Committee"), consisting of not less than three (3) persons each of whom qualifies as an Outside Director and a Non-Employee Director, but the authority and validity of any act taken or not taken by the Committee shall not be affected if any member of the Committee does not satisfy the requirements to be an Outside Director or a Non-Employee Director. Except as specifically reserved to the Board under the terms of the Plan, and subject to any limitations set forth in the charter of the Committee, the Committee shall have full and final authority to operate, manage and administer the Plan on behalf of the Company.

(b) *Powers of Committee*. The Committee shall have the power and authority to grant and modify Awards consistent with the terms of the Plan, including the power and authority:

   (i) to select the Eligible Persons to whom Awards may from time to time be granted;

   (ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Statutory Stock Options, Restricted Stock, Unrestricted Stock, Restricted Stock Units and Stock Appreciation Rights, Performance Cash Award or any combination of the foregoing, granted to any one or more Eligible Persons;

   (iii) to determine the number of shares of Stock to be covered by any Award;

   (iv) to determine and modify the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and Participants, and to approve the form of written instruments evidencing the Awards and to approve any agreements modifying the terms and conditions of any Awards; provided, however, that no such action shall adversely affect rights under any outstanding Award without the Participant's consent;

   (v) to accelerate the exercisability or vesting of all or any portion of any Award;

   (vi) to extend the period in which any outstanding Stock Option or Stock Appreciation Right may be exercised; and

   (vii) to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

(c) *Delegation of Authority.* To the extent permitted by law, the Committee may delegate to one or more of its members or to one or more officers of the Company or any Affiliate or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under the Plan. To the extent permitted by applicable law, the Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees to be recipients of Awards; and (b) determine the size of any such Awards; provided, however, (i) the Committee shall not delegate such responsibilities to any such officer for Awards granted to an officer (as defined in Rule 16a-1(f)); (ii) the resolution providing such authorization sets forth the total number and value of Awards such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

All decisions and interpretations of the Committee shall be binding on all persons, including the Company and Participants. No member or former member of the Committee or the Board shall be liable for any action or determination made in good faith with respect to this Plan.

SECTION 4.   Shares Issuable under the Plan; Mergers; Substitution and Minimum Vesting Period.

(a) *Shares Issuable*. The maximum number of shares of Stock which may be issued in respect of Awards (including Stock Appreciation Rights) granted under the Plan, subject to adjustment upon changes in capitalization of the Company as provided in this Section 4, shall be 500,000 shares of Stock. Solely for the purpose of determining the number of shares of Stock available for Awards under this paragraph (a), the number of shares of Stock available for issuance under the Plan shall be reduced by one (1.00) share of Stock for every one (1.00) share of Stock granted in respect of an Award, provided that in the case of an Award that provides for a range of potential payouts of shares of Stock, the number of shares of Stock available for issuance under the Plan shall be reduced by the maximum number of shares of Stock which may be paid under such Award.

(b) *Share Counting*. The following rules shall apply for purposes of the limitation set forth in paragraph (a) above,

   (i) The shares of Stock underlying any Awards that are granted under the Plan or under the 2008 Plan that on or after the Effective Date are forfeited, cancelled, reacquired by the Company or otherwise terminated (other than by exercise), are settled in cash in lieu of shares of Stock, or are exchanged with the Committee's permission, prior to the issuance of shares of Stock, for an Award not involving shares of Stock shall be added back to the shares of Stock with respect to which Awards may be granted under the Plan.

(ii) Any shares of Stock that are withheld by the Company or tendered by a Participant (by either actual delivery or attestation) on or after the Effective Date (i) to pay the exercise price of a Stock Option granted under the Plan or (ii) to satisfy tax withholding obligations associated with an Award granted under the Plan, shall not become available again for grant under the Plan.

(iii) Any shares of Stock that were subject to a stock-settled SAR granted under the Plan that were not issued upon the exercise of such SAR on or after the Effective Date shall not become available again for grant under the Plan.

(iv) Any shares of Stock that were purchased by the Company on the open market with the proceeds from the exercise of a Stock Option shall not become available again for grant under the Plan.

(v) Any shares of Stock subject to Substitute Awards shall not be counted against the limit set forth in paragraph (a) above, nor shall they reduce the shares of Stock authorized for grant to a Participant in any calendar year.

(c) *Shares Issuable under the Plan.* Shares of Stock issued under the Plan may be authorized but unissued shares or shares reacquired by the Company. As of the date the Plan is approved by stockholders of the Company, no additional Awards shall be permitted to be granted from the 2008 Plan and all unexpired awards granted from the 2008 Plan shall continue in full force and operation except as they may be exercised, be terminated or lapse, by their own terms and conditions.

(d) *Adjustments in the Event of an Equity Restructuring.* In the event of any equity restructuring (within the meaning of FASB ASC Topic 718) that causes the per share value of shares of Stock to change, such as a stock dividend, stock split, reverse stock split, split up, spin-off, rights offering or recapitalization through an extraordinary dividend, the Committee, in order to prevent dilution or enlargement of Participants' rights under the Plan, shall make appropriate adjustments in (i) the number and kind of shares of stock or securities with respect to which Awards may thereafter be granted (including without limitation the limitations set forth in Sections 4(a) and (b) above), (ii) the number and kind of shares remaining subject to outstanding Awards, and (iii) the exercise or purchase price in respect of such shares and (iv) the number and kind of shares of Stock or other securities that may be issued under the Plan or under particular forms of Award Agreements. In the event of any other change in corporate capitalization (including, but not limited to, a merger, consolidation, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete dissolution or liquidation of the Company) to the extent such events do not constitute equity restructurings or business combinations within the meaning of FASB ASC Topic 718, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of Participant rights. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Committee, the number of shares of Stock subject to an Award shall always be a whole number.

(e) *Other Permitted Adjustments*. In addition to the adjustments permitted under paragraph (d) above, the Committee, in its sole discretion, may make such other adjustments or modifications in the terms of any Awards that it deems appropriate to reflect any of the events described in paragraph (d), including, but not limited to, (i) modifications of performance goals and changes in the length of performance periods, or (ii) the substitution of other property of equivalent value (including, without limitation, cash, other securities and securities of entities other than the Company that agree to such substitution) for the shares of Stock available under the Plan or the shares of Stock covered by outstanding Awards, including arranging for the assumption, or replacement with new awards, of Awards held by Participants and (iii) in connection with any sale of an Affiliate, arranging for the assumption, or replacement with new awards, of Awards held by Participants employed by the affected Affiliate, by the Affiliate or an entity that controls the Affiliate following the sale of such Affiliate.

(f) *Substitute Awards*. The Committee may grant Awards under the Plan in substitution for stock and stock based awards held by employees of another corporation who concurrently become employees of the Company or an Affiliate as the result of a merger or consolidation of the employing corporation with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

(g) *Minimum Vesting Period*. Any Award granted under this Plan shall be subject to a minimum vesting period of at least one year commencing on the date of grant. Notwithstanding the immediately preceding sentence, (i) the Committee may permit and authorize acceleration of vesting of Awards pursuant to Section 3(b)(v) of this Plan, and (ii) the Committee may grant Awards in the aggregate covering up to five percent of the total number of shares of Stock authorized under this Plan without respect to the minimum vesting standards set forth in this paragraph (g).

(h) *Limitation on Non-Employee Director Compensation.* Non-Employee Directors' "aggregate annual compensation" may not exceed $400,000 ("Director Pay Limit"). Aggregate annual compensation is equal to the sum of (i) the amount of all cash fees paid to (or deferred to a later tax year by) a Non-Employee Director during a calendar year and (ii) the grant date fair value (as determined under applicable accounting standards) of all Stock-based Awards granted to a Non-Employee Director during a calendar year. The Director Pay Limit shall be increased by an additional (i) $40,000 for a Non-Employee Director serving as Chair of a committee of the Board of Directors, (ii) $40,000 for a Non-Employee Director who is serving as the lead director (iii) $125,000 for a Non-Employee Director who is serving as Chair of the Board of Directors and (iv) $20,000 for a Non-Employee Director serving as a member of a committee of the Board of Directors. For new incoming directors, their Director Pay Limit shall be increased by 25% of the then-current Director Pay Limit for such director's initial year of service. Notwithstanding the foregoing, cash fees, which were payable to a Non-Employee Director in a particular calendar but were paid in a subsequent calendar year pursuant to a deferral election or otherwise, shall not count against the Director Pay Limit in the year paid.

SECTION 5. Eligibility and Transfers and Leaves of Absence.

(a) *Eligibility*. In the sole discretion of the Committee, Awards may be granted to officers, Non-Employee Directors and employees and Third-Party Service Providers of the Company or its Affiliates ("Eligible Persons").

(b) *Transfer and Leaves of Absence*. For purposes of the Plan, the following events shall not be deemed a termination of employment of a Participant who is an employee of the Company or an Affiliate:

  (i) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another;

  (ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing; provided, that the vesting date or dates of any unvested Award held by such employee shall automatically be extended by a period of time equal to the period of such approved leave of absence.

SECTION 6. Stock Options.

(a) *Nature of Stock Options*. The Committee in its discretion may grant Stock Options to any Eligible Person, granting the recipient, for such purchase price as determined by the Committee, the right to purchase shares of Stock over a fixed period as determined by the Committee. A Stock Option may be subject to such restrictions and conditions as the Committee may determine at the time of grant, including continued employment for a specified period of time and/or achievement of pre-established performance goals and objectives. Any Stock Option granted under the Plan shall be in such form as the Committee may from time to time approve and evidenced by an Award Agreement.

(b) *Incentive Stock Options and Nonqualified Stock Options.* Stock Options granted under the Plan may be either Incentive Stock Options (subject to compliance with applicable law) or Non-Statutory Stock Options. Unless otherwise so designated, an Option shall be a Non-Statutory Stock Option. To the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a Non-Statutory Stock Option. No Incentive Stock Option shall be granted under the Plan after the tenth anniversary of the date of adoption of the Plan by the Board. Incentive Stock Options shall be made only to persons who are, on the effective date of the grant, employees of the Company or an Affiliate.

(c) *Exercise Price*. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 6 shall be determined by the Committee at the time of grant but shall be not less than one hundred percent (100%) of Fair Market Value on the date of grant. If an employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company or any subsidiary or parent corporation and an Incentive Stock Option is granted to such employee, the exercise price shall be not less than one hundred ten percent (110%) of Fair Market Value on the date of grant.

(d) *Option Term.* The term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than ten (10) years after the date the Stock Option is granted. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company or any subsidiary or parent corporation and an Incentive Stock Option is granted to such employee, the term of such Incentive Stock Option shall be no more than five (5) years from the date of grant.

(e) *Exercisability; Rights of a Stockholder.* Stock Options shall become vested and exercisable at such time or times, whether or not in installments, as shall be determined by the Committee. An optionee shall have the rights of a stockholder only as to shares of Stock acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(f) *Method of Exercise.* Stock Options may be exercised in whole or in part, by delivering written notice of exercise to the Company, specifying the number of shares of Stock to be purchased. Payment of the purchase price may be made by delivery of cash or bank check or other instrument acceptable to the Committee in an amount equal to the exercise price of such Options, or, to the extent provided in the applicable agreement setting forth the terms and conditions of such Option, by one or more of the following methods:

  (i) by delivery to the Company of shares of Stock of the Company having a fair market value equal in amount to the aggregate exercise price of the Options being exercised and not subject to restriction under any Company incentive plan; or

  (ii) if the class of Stock is registered under the Exchange Act at such time, by delivery to the Company of a properly executed exercise notice along with irrevocable instructions to a broker to deliver promptly to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event that the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure (including, in the case of an optionee who is an executive officer of the Company, such procedures and agreements as the Committee deems appropriate in order to avoid any extension of credit in the form of a personal loan to such officer). The Company need not act upon such exercise notice until the Company receives full payment of the exercise price; or

(iii) by reducing the number of Option shares otherwise issuable to the optionee upon exercise of the Option by a number of shares of Stock having a fair market value equal to such aggregate exercise price of the Options being exercised; or

(iv) by any combination of such methods of payment.

The delivery of certificates representing shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the Optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Stock Option or imposed by applicable law.

(g) *Annual Limit on Incentive Stock Options*. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its Affiliates become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000.

(h) *Termination of Incentive Stock Options*.

(i) *Termination by Death or Disability*. If any Participant's employment by the Company and its Affiliates terminates by reason of death or Disability, any Incentive Stock Option held by such Participant shall immediately become exercisable, and may thereafter be exercised by the legal representative or legatee of the Participant, for a period of three (3) years from the date of death, or until the expiration of the stated term of the Incentive Stock Option, if earlier. An Incentive Stock Option shall be treated as a Non-Qualified Stock Option to the extent that the Participant exercises such Option more than one (1) year following the Participant's termination of employment due to Disability.

(ii) *Termination by Reason of Retirement*. Any Incentive Stock Option held by a Participant whose employment by the Company and its Affiliates has terminated by reason of Retirement may thereafter be exercised, to the extent it was exercisable at the time of such Retirement, for a period of three (3) years from the date of Retirement, or until the expiration of the stated term of the Incentive Stock Option, if earlier. An Incentive Stock Option shall be treated as a Non-Qualified Stock Option to the extent that the Participant exercises such Option more than three (3) months following the date of the Participant's Retirement. The Committee shall have sole authority and discretion to determine whether a Participant's employment has been terminated by reason of Retirement.

(iii) *Termination for Cause*. If any Participant's employment by the Company and its Affiliates has been terminated for Cause, as determined by the Committee in its sole discretion, any Incentive Stock Option held by such Participant shall immediately terminate and be of no further force and effect.

(iv) *Other Termination*. Unless otherwise determined by the Committee, if a Participant's employment by the Company and its Affiliates terminates for any reason other than death, Disability, Retirement or for Cause, any Incentive Stock Option held by such participant may thereafter be exercised, to the extent it was exercisable on the date of termination of employment, for three (3) months from the date of termination of employment or until the expiration of the stated term of the Incentive Stock Option, if earlier.

(i) *Termination of Nonqualified Stock Options.* Any Non-Statutory Stock Option granted under the Plan shall contain such terms and conditions with respect to its termination as the Committee, in its discretion, may from time to time determine and set forth in the applicable Award Agreement.

SECTION 7. Restricted Stock Awards and Restricted Stock Unit Awards.

(a) *Nature of Restricted Stock Award*. The Committee in its discretion may grant Restricted Stock Awards to any Eligible Person, granting the recipient, for such purchase price, if any, as may be determined by the Committee, shares of Stock subject to such restrictions and conditions as the Committee may determine at the time of grant ("Restricted Stock") and set forth in the applicable Award Agreement, including continued employment for a specified period of time and/or achievement of pre-established performance goals and objectives as specified in the applicable Award Agreement. Unless the Committee shall otherwise determine, certificates evidencing shares of Restricted Stock shall remain in the possession of the Company until such shares are vested as provided in Section 7(d) below.

(b) *Nature of Restricted Stock Unit Award*. The Committee in its discretion may grant Restricted Stock Unit Awards to any Eligible Person subject to such restrictions and conditions as the Committee may determine at the time of grant and set forth in the applicable Award Agreement, including continued employment for a specified period of time and/or achievement of pre-established performance goals and objectives. A grant of Restricted Stock Unit Awards shall not represent the grant of shares of Stock but shall represent a promise to deliver a corresponding number of shares of Stock or the value of such number of shares of Stock upon satisfaction of the vesting conditions.

(c) *Voting Rights as a Stockholder*. As set forth in a Participant's applicable Award Agreement, the Committee shall determine the extent to which a Participant holding shares of Restricted Stock shall be granted the right to exercise full voting rights with respect to those shares. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder or the shares of Stock subject to any Restricted Stock Units granted hereunder prior to the issuance of the shares of Stock.

(d) *Vesting of Restricted Stock and Restricted Stock Units*. The Committee at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock shall lapse and such Restricted Stock shall become vested and nonforfeitable. Similarly, the Committee at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which Restricted Stock Units shall become vested and nonforfeitable.

SECTION 8.   Unrestricted Stock Awards.

(a) *Grant or Sale of Unrestricted Stock.* Subject to Section 4(g), the Committee in its discretion may grant or sell to any Eligible Person shares of Stock free of any restrictions under the Plan ("Unrestricted Stock") at a purchase price determined by the Committee. Shares of Unrestricted Stock may be granted or sold as described in the preceding sentence in respect of past services or other valid consideration.

(b) *Restrictions on Transfers*. The right to receive Unrestricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution.

SECTION 9.   Performance Cash Awards.

(a) *Nature of Performance Cash Awards*. The Committee in its discretion may grant Performance Cash Awards to any Eligible Person, granting the recipient the right to receive a payout upon the attainment of pre-established performance goals and objectives as determined by the Committee and specified in the applicable Award Agreement. Payment shall be made in cash, shares of Stock or a combination thereof as provided for under the applicable Award Agreement.

(b) *Vesting of Performance Cash Awards.* The Committee at the time of grant shall specify the performance goals and objectives applicable under each such Award (which may include, without limitation, a specified achievement by the recipient, the Company, or any Affiliate or business unit of the Company), the periods during which performance is to be measured, and all other limitations and conditions applicable to a Performance Cash Award. To the extent applicable performance goals, objectives and other conditions are met at the conclusion of the applicable performance period, Performance Cash Awards shall vest in accordance with the applicable Award Agreement.

(c) *Payout of vested Performance Cash Awards*. To the extent vested, Performance Cash Awards shall be settled and paid in cash at any time during the period commencing on July 1 and ending on September 15 that immediately follows the end of the applicable performance period. Notwithstanding the foregoing, the Committee, in its discretion, may permit a Participant to elect to defer receipt of all or any part of any cash under the Plan, or the Committee may require that any such payment be deferred. The Committee shall determine the terms and conditions of any such deferral, the manner of deferral, and the method for measuring appreciation on deferred amounts until their payout, provided that all such deferrals shall be made so as to comply with Section 409A of the Code.

SECTION 10.   Stock Appreciation Rights.

(a) *Nature of SARs*. The Committee in its discretion may grant SARs to any Eligible Person, granting the recipient the right to receive either in cash or Stock equivalent the appreciation in the value of shares of Stock underlying the SAR grant from the grant date through the date of exercise. An SAR may be subject to such restrictions and conditions as the Committee may determine at the time of grant, including continued employment for a specified period of time and/or achievement of pre-established performance goals and objectives. Any SAR granted under the Plan shall be in such form as the Committee may from time to time approve and evidenced by an Award Agreement.

(b) *Exercise Price*. The exercise price for each grant of an SAR shall be determined by the Committee and shall be specified in the Award Agreement evidencing the SAR; provided, however, the grant price must be at least equal to 100% of the Fair Market Value of a share of Stock as of the grant date.

(c) *SAR Term*. The term of an SAR granted to a Participant shall be determined by the Committee; provided, however, no SAR shall be exercisable later than the tenth anniversary date of its grant date.

(d) *Exercisability; Rights of a Stockholder*. SARs shall become vested and exercisable at such time or times, whether or not in installments, as shall be determined by the Committee. A recipient of an SAR shall have the rights of a stockholder only as to shares of Stock acquired upon the exercise of an SAR and not as to unexercised SARs.

(e) *Notice of Exercise*. An SAR shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures that may be authorized by the Committee, setting forth the number of shares of Stock with respect to which the SAR is to be exercised.

(f) *Settlement of SARs*. Upon the exercise of an SAR, pursuant to a notice of exercise properly completed and submitted to the Company in accordance with paragraph (e) above, a Participant shall be entitled to receive a cash payment from the Company in an amount equal to the product of (i) and (ii) below:

  (i) The excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price.

  (ii) The number of shares of Stock with respect to which the SAR is exercised.

Payment shall be made in cash, shares of Stock or a combination thereof as provided for under the applicable Award Agreement.

SECTION 11. Tax Withholding and Notice.

(a) *Payment by Participant*. Each Participant (except for a Participant who is a Non-Employee Director or Third-Party Service Provider) shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of any Federal, state, local and/or payroll taxes of any kind required by law to be withheld with respect to such income. The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the participant.

(b) *Payment in Shares.* A Participant may elect, with the consent of the Committee, to have such tax withholding obligation satisfied, in whole or in part, by (i) authorizing the Company to withhold from shares of Stock to be issued pursuant to an Award a number of shares of Stock with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the minimum statutory withholding amount due with respect to such Award, or (ii) delivering to the Company a number of shares of Stock with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due. Notwithstanding the immediately preceding sentence, the Company, in its discretion, may withhold shares of Stock or permit a Participant to elect to have shares of Stock withheld, the number of shares of Stock having a Fair Market Value up to, but not in excess of, the maximum statutory withholding requirements. For purposes of Section 4 hereof, shares of Stock that are withheld by or delivered to the Company pursuant to this Section 11 shall not be added back to the shares of Stock with respect to which Awards may be granted under the Plan.

(c) *Notice of Disqualifying Disposition.* Each holder of an Incentive Stock Option shall agree to notify the Company in writing immediately after making a disqualifying disposition (as defined in Section 421(b) of the Code) of any Stock purchased upon exercise of an Incentive Stock Option.

SECTION 12. Transferability of Awards and Shares

(a) *Transferability of Awards.* Except as provided in paragraph (b) below, Awards shall not be transferable other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a domestic relations order entered into by a court of competent jurisdiction. Notwithstanding the foregoing, Incentive Stock Options may only be transferred by will or the laws of descent, and during the lifetime of the Participant may only be exercised by the Participant in accordance with Section 422 of the Code and the applicable regulations thereunder. No Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind; and any purported transfer in violation of this Section 12 shall be null and void. The Committee may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable or shares of Stock deliverable in the event of, or following, the Participant's death may be provided.

(b) *Committee Action.* The Committee may, in its discretion, approve a Participant's transfer, by gift, of an Award (except in the case of an Incentive Stock Options which can only be transferred as provided above), on such terms and conditions as the Committee deems appropriate and to the extent permissible and in compliance with Code Sections 409A and 83 and applicable securities laws and exchange rules, (i) to an "Immediate Family Member" (as defined below) of the Participant, (ii) to an inter vivos or testamentary trust in which the Award is to be passed to the Participant's designated beneficiaries, or (iii) to a charitable institution. Any transferee of the Participant's rights shall succeed and be subject to all of the terms of the applicable Award Agreement and the Plan, including restrictions on further transferability, compliance with applicable securities laws, and providing required investment representations. "Immediate Family Member" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, a trust in which these persons have more than fifty (50%) percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty (50%) percent of the voting interests.

(c) *Restrictions on Share Transferability.* The Committee may impose such restrictions on any shares of Stock acquired by a Participant under the Plan as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed or traded or under any blue sky or state securities laws applicable to such shares of Stock, provided no such restriction shall cause the shares of Stock not to be "service recipient stock" within the meaning of Code Section 409A to the extent applicable for Options and SARs.

SECTION 13. Change of Control Provisions.

Subject to Sections 4(d) and (e), upon a Change in Control all then-outstanding Awards shall immediately vest and be settled in accordance with paragraphs (a) and (b) below, unless otherwise provided for in an Award Agreement or other agreement as determined in the Committee's discretion. The immediately preceding sentence shall not apply to the extent that another award meeting the requirements of Section 13(c) ("Replacement Award") is provided to the Participant to replace an Award ("Replaced Award") subject to paragraphs (a) and (b) of this Section 13. Any determination required to be made by the Committee under this Section 13 shall be made by the Committee as constituted immediately prior to the date of a Change in Control.

(a) Outstanding Awards Subject Solely to a Service Condition.

(i) Upon a Change in Control, a Participant's then-outstanding Awards, other than Stock Options and Stock Appreciation Rights, that are not vested and as to which vesting depends solely on the satisfaction of a service obligation by the Participant to the Company or any Affiliate shall become fully vested and shall be settled within thirty (30) days following such Change in Control (except to the extent that settlement of the Award must be made pursuant to its original schedule in order to comply with Code Section 409A) in cash, shares of Stock or a combination thereof, as determined by the Committee.

(ii) Upon a Change in Control, a Participant's then-outstanding Stock Options and Stock Appreciation Rights that are not vested and as to which vesting depends solely on the satisfaction of a service obligation by the Participant to the Company or any Affiliate shall immediately become fully vested and exercisable over the exercise period set forth in the applicable Award Agreement. Notwithstanding the immediately preceding the sentence, the

Committee may elect to cancel such outstanding Stock Options or Stock Appreciation Rights and pay the Participant an amount of cash (less normal withholding taxes) equal to the excess of (i) the value, as determined by the Committee, of the consideration (including cash) per share of Stock received by the holder of such Stock as a result of the Change in Control (or if the Company shareholders do not receive any consideration as a result of the Change in Control, the Fair Market Value of a share of Stock on the day immediately prior to the Change in Control) over (ii) the exercise price of such Stock Options or such Stock Appreciation Rights, multiplied by the number of shares of Stock subject to each such Award in accordance with Code Section 409A to the extent applicable. No payment shall be made to a Participant for any Stock Option or Stock Appreciation Right if the exercise price exceeds the value, as determined by the Committee, of the consideration (including cash) received by the holder of a share of Stock as a result of Change in Control.

(b) Outstanding Awards Subject to a Performance Condition.

(i) Upon a Change in Control, a Participant's then-outstanding Awards, other than Stock Options and Stock Appreciation Rights, that are not vested and as to which vesting depends upon the satisfaction of one or more performance conditions shall immediately vest and all performance conditions shall be deemed satisfied based on (i) actual performance through the date of the Change in Control; provided that the Committee, in its sole discretion, shall determine the level of achieved performance through the date of the Change in Control and whether, and to what extent, performance conditions should be modified to appropriately reflect the truncation of the applicable performance period or (ii) the assumption that target performance was achieved, whichever results in the greatest payout under the Award, and shall be settled within thirty (30) days following such Change in Control (except to the extent that settlement of the Award must be made pursuant to its original schedule in order to comply with Code Section 409A) in cash, shares of Stock or a combination thereof, as determined by the Committee,

(ii) Upon a Change in Control, a Participant's then-outstanding Stock Options and Stock Appreciation Rights that are not vested and as to which vesting depends upon the satisfaction of one or more performance conditions shall immediately vest and all performance conditions shall be deemed satisfied based on (i) actual performance through the date of the Change in Control; provided that the Committee, in its sole discretion, shall determine the level of achieved performance through the date of the Change in Control and whether, and to what extent, performance conditions should be modified to appropriately reflect the truncation of the applicable performance period) or (ii) the assumption that target performance was achieved, whichever results in the greatest number of vested Stock Options and/or Stock Appreciation Rights. Such vested Options and/or Stock Appreciation Rights shall be deemed exercised as of the date of the Change in Control and shall be settled cash within thirty (30) days following such Change in Control (except to the extent that settlement of the Award must be made pursuant to its original schedule in order to comply with Code Section

409A) in an amount equal to the excess of (i) the value, as determined by the Committee, of the consideration (including cash) received by the holder of a share of Stock as a result of the Change in Control (or if the Company shareholders do not receive any consideration as a result of the Change in Control, the Fair Market Value of a share of Stock on the day immediately prior to the Change in Control) over (ii) the exercise price of such Stock Options or such Stock Appreciation Rights, multiplied by the number of shares of Stock subject to each such Award in accordance with Code Section 409A to the extent applicable. No payment shall be made to a Participant for any Stock Option or Stock Appreciation Right if the exercise price for such Option or Stock Appreciation Right exceeds the value, as determined by the Committee, of the consideration (including cash) received by the holder of a Share as a result of Change in Control.

(c) Definition of Replacement Award.

(i) An Award shall meet the conditions of this Section 13(c)(i) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award (or, it is of a different type as the Replaced Award, provided that the Committee, as constituted immediately prior to the Change in Control, finds such type acceptable); (ii) it has an intrinsic value at least equal to the value of the Replaced Award; (iii) it relates to publicly traded equity securities listed on a U.S. national securities exchange of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control; (iv) its terms and conditions comply with this Section 13(c)(i); and (v) its other terms and conditions are not less favorable to the grantee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 13(c)(i) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion. Without limiting the generality of the foregoing, the Committee may determine the value of Awards and Replacement Awards that are stock options or stock appreciation rights by any reasonable method provided that such method complies with the requirements of Section 409A, to the extent applicable.

(ii) Upon an involuntary termination of service of a Participant occurring at any time following the Change in Control, other than for Cause, all Replacement Awards held by the Participant shall become fully vested and free of restrictions and, in the case of Replacement Awards in the form of (i) stock options or stock appreciation rights shall be fully exercisable, (ii) performance-based awards shall be deemed to be satisfied at the target level and paid upon or within 60 days of such termination of service, (iii) service-based awards (other than stock options or stock appreciation rights) shall be paid upon or within 60 days of such termination of service. Notwithstanding the foregoing, with respect to any Replacement Award that is considered deferred compensation subject to Code

Section 409A, settlement of such Replacement Award shall be made pursuant to its original schedule if necessary to comply with Code Section 409A.

SECTION 14. Dividends and Dividend Equivalents.

(a) *Payment of Dividends on Restricted Stock*. With respect to an Award of Restricted Stock, the Committee may grant or limit the right of a Participant to receive dividends declared on shares of Stock that are subject to such Award to the extent the Award is not yet vested. The terms of any right to dividends will be as set forth in the applicable Award Agreement, including the time and form of payment and whether such dividends will be credited with interest or deemed to be reinvested in additional shares of Restricted Stock. If the Committee grants the right of a Participant to receive dividends declared on shares of Stock subject to an unvested Award of Restricted Stock, then such dividends shall be shall be subject to the same performance conditions and/or service conditions, as applicable, as the underlying Award.

(b) *Payment of Dividend Equivalents on Awards Other than Options, SARs and Restricted Stock*. Except for Options, SARs and Restricted Stock, the Committee may grant Dividend Equivalents on the units or other share equivalents subject to an Award based on the dividends actually declared and paid on outstanding shares of Stock. The terms of any dividend equivalents will be as set forth in the applicable Award Agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional units or share equivalents. Dividend Equivalents shall be subject to the same performance conditions and/or service conditions, as applicable, as the underlying Award.

SECTION 15. Amendments and Termination.

(a) Subject to paragraphs (c), (d) and (e) below, the Board may at any time amend or terminate the Plan, and the Committee may at any time amend or terminate any outstanding Award Agreement.

(b) Notwithstanding any other provision of the Plan to the contrary, the Board may amend the Plan and the Board or the Committee may amend an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to (i) any law relating to plans of this or similar nature, and to the administrative regulations and rulings promulgated thereunder, (ii) any applicable exchange requirements and (iii) any compensation recoupment policy adopted by the Company. By accepting an Award under the Plan, a Participant agrees to any amendment made pursuant to this paragraph (b) to the Plan and any Award without further consideration or action.

(c) Without the prior approval of the Company's shareholders and except as provided for in Section 4(d), no Stock Option or SAR Award may be (i) amended to reduce such Awards' exercise price; (ii) cancelled in exchange for the grant of any new Stock Option or SAR with a lower exercise price; or (iii) cancelled in exchange for cash, other property or the grant of any new Award at a time when the exercise price of the cancelled Stock Option or SAR, as applicable, is greater than the current Fair Market Value of a share of Stock.

(d) Notwithstanding the foregoing, no amendment of the Plan shall be made without shareholder approval if shareholder approval is required pursuant to rules promulgated by any stock exchange or quotation system on which shares of Stock are listed or quoted or by applicable U.S. state corporate laws or regulations, or applicable U.S. federal laws or regulations.

(e) Notwithstanding any other provision of the Plan to the contrary, other than paragraph (b), no termination or amendment of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

(f) This Plan shall terminate as of the tenth anniversary of its Effective Date. The Board may terminate this Plan at any earlier time for any reason. No Award may be granted after the Plan has been terminated. No Award granted while this Plan is in effect shall be adversely altered or impaired by termination of this Plan, except with the consent of the holder of such Award. The power of the Committee to construe and interpret this Plan and the Awards granted prior to the termination of this Plan shall continue after such termination.

SECTION 16. General Provisions.

(a) *Unfunded Status of Plan*. Participants shall have no right, title or interest whatsoever in or to any investments that the Company or any Affiliates may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other individual. To the extent that any individual acquires a right to receive payments from the Company or any Affiliate under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company or the Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, or the Affiliate, as the case may be, and no special or separate fund shall be established, and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

(b) *Beneficiary Designation.* Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid to or exercised by the Participant's executor, administrator or legal representative.

(c) *Rights of Participants*.

    (i) Nothing in the Plan or an Award Agreement shall (a) interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant's employment with the Company or any Affiliate at any time or for any reason not prohibited by law or (b) confer upon any Participant any right to continue his employment or service as a Non-Employee Director or Outside Director or Third-Party Service Provider for any specified period of time. Neither an Award nor any benefits arising under the Plan shall constitute an employment contract with the Company or any Affiliate and, accordingly, subject to Sections 4 and 15, the Plan and the benefits hereunder may be amended or terminated at any time in the sole and exclusive discretion of the Board or Committee without giving rise to any liability on the part of the Company, any Affiliate, the Committee or the Board.

    (ii) No individual shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

    (iii) Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to shares of Stock covered by any Award until the Participant becomes the record holder of such shares of Stock.

(d) *No Distribution; Compliance with Legal Requirements*. The Committee may require each person acquiring shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(e) No shares of Stock shall be issued pursuant to an Award until all applicable securities laws and other legal and stock exchange requirements have been satisfied. The Committee may require the placing of such stop orders, with respect to and restrictive legends on, certificates for Stock and Awards as it deems appropriate.

(f) *Delivery of Stock Certificates*. Delivery of stock certificates to Participants under this Plan shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have delivered such certificates in the United States mail, addressed to the participant, at the participant's last known address on file with the Company. The transfer or delivery of shares of Stock may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

(g) *Other Compensation Arrangements; No Employment Rights*. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

(h) *Section 409A of the Code*. This Plan shall be interpreted, construed and administered so as to comply with Section 409A of the Code and any regulations or guidance promulgated thereunder, and, as applicable, to preserve an Award's status as exempt from Section 409A of the Code. In the event that any payment to be made under this Plan to a "specified employee" (as defined under Section 409A of the Code) as a result of his or her separation from service is deemed to be "deferred compensation" subject to Section 409A of the Code, payment of such compensation shall be delayed for six months following such separation from service.

(i) *Foreign Jurisdiction.* The Committee may adopt, amend and terminate such arrangements, not inconsistent with the intent of the Plan, as it may deem necessary or desirable to make available tax or other benefits of the laws of the foreign jurisdictions to recipients of Awards who are subject to such laws.

(j) *Recapture of Cash Paid or Stock Issued or Forfeiture of Awards.* Awards and any compensation directly attributable to Awards may be made subject to forfeiture, recovery by the Company or other action pursuant to any compensation recovery policy adopted by the Board or the Committee at any time, including in response to the requirements of Section 10D of the Exchange Act and any implementing rules and regulations thereunder, or as otherwise required by law and any Award Agreement may be unilaterally amended by the Committee to comply with any such compensation recovery policy. Any existing compensation recovery policy or future compensation recovery policy adopted by the Board or the Committee is hereby incorporated by reference and made a part hereof and any Awards (and applicable Award Agreements) granted hereunder.

(k) *Indemnification.* Subject to requirements of the laws of the State of Delaware, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company or other person to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his/her own behalf, unless such loss, cost, liability or expense is a result of his/her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Articles of Incorporation or Bylaws, indemnification agreement, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

SECTION 17. Effective Date of Plan.

This Plan shall become effective on the date on which it is approved by the affirmative vote of the holders of a majority of the outstanding Stock.

SECTION 18. Governing Law.

This Plan shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of Delaware, without regard to its principles of conflicts of laws.